As filed with the Securities and Exchange Commission on March 12, 2026

Securities Act File No. 333-290835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
☐    Pre-Effective Amendment No.
☒    Post-Effective Amendment No. 3

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND
(Exact name of registrant as specified in charter)
155 N. Wacker Drive, Floor 35
Chicago, IL 60606
(312) 258-8300
(Address and telephone number, including area code, of principal executive offices)
Christopher Lund
155 N. Wacker Drive, Floor 35
Chicago, IL 60606
(Name and address of agent for service)

COPIES TO:
Monroe Capital BDC Advisors, LLC 155 N. Wacker Drive, Floor 35 Chicago, IL 60606 Attention: Christopher Lund	Clay Douglas, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006	Thomas J. Friedmann Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.
☐    Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒    Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities
☐    Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto. Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐    Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐    Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):
☐    when declared effective pursuant to Section 8(c) of the Securities Act.
☐    immediately upon filing pursuant to paragraph (b) of Rule 486.
☐    on (date) pursuant to paragraph (b) of Rule 486.
☐    60 days after filing pursuant to paragraph (a) of Rule 486.
☐    on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:
☐    This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐    This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☐    This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☒     This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-290835.
Check each box that appropriately characterizes the Registrant:
☐    Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“1940 Act”)).
☒    Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the 1940 Act).
☐    Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the 1940 Act).
☐    A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐    Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒    Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐    If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☒    New Registrant (registered or regulated under the 1940 Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-290835) of Monroe Capital Enhanced Corporate Lending Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information
Item 25. Financial Statements and Exhibits
(1)    Financial Statements
The following financial statements of Monroe Capital Enhanced Corporate Lending Fund are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENTS

MONROE CAPITAL ENHANCED CORPORATION LENDING FUND

Page
UNAUDITED FINANCIAL STATEMENTS
Statement of Assets and Liabilities as of September 30, 2025	F-2
Statement of Operations for the Period from July 8, 2025 through September 30, 2025	F-3
Statement of Changes in Net Assets for the Period from July 8, 2025 through September 30, 2025	F-4
Statement of Cash Flows for the Period from July 8, 2025 through September 30, 2025	F-5
Notes to Unaudited Financial Statements	F-6
AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-12
Statement of Assets and Liabilities as of July 7, 2025	F-13
Notes to Statement of Assets and Liabilities	F-14

(2) Exhibits
(a)(1)	Declaration of Trust of Registrant, dated March 3, 2025(3)
(a)(2)	Third Amended and Restated Declaration of Trust of the Registrant, dated February 20, 2026(1)
(b)(1)	Second Amended and Restated Bylaws of the Registrant, dated February 20, 2026(1)
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)(2)
(e)	Distribution Reinvestment Plan(8)
(g)(1)	Investment Advisory Agreement with Monroe Capital Management Advisors, LLC, dated July 7, 2025(4)
(g)(2)	Investment Advisory Agreement with Monroe Capital BDC Advisors, LLC, dated November 20, 2025(2)
(h)(1)	Managing Dealer Agreement(4)
(h)(2)	Form of Selected Intermediary Agreement(4)
(h)(3)	Distribution and Shareholder Servicing Plan of the Registrant(7)
(j)	Custody Agreement(3)
(k)(1)	Administration Agreement, dated July 7, 2025(4)
(k)(2)	Amended and Restated Administration Agreement, dated November 20, 2025(2)
(k)(3)	Multiple Class Plan(7)
(k)(4)	Expense Support and Conditional Reimbursement Agreement, dated July 7, 2025(5)
(k)(5)	Transfer Agent Services Agreement(3)

(k)(6)	Trademark License Agreement(6)
(k)(7)
Loan Financing and Servicing Agreement, dated as of November 10, 2025, by and among MLEND Financing SPV I LLC, the Registrant, the lenders from time to time parties thereto, Deutsche Bank AG, New York Branch, Deutsche Bank Trust Company Americas, the other agents parties thereto, U.S. Bank Trust Company, National Association and U.S. Bank National Association^(2)

(k)(8)	Sale and Contribution Agreement, between the Registrant and MLEND Financing SPV I LLC, dated as of November 10, 2025^(2)
(k)(9)	Escrow Agreement(7)
(l)	Opinion of Dechert LLP(3)
(n)(1)	Consent of Independent Registered Public Accounting Firm(2)
(n)(2)	Consent of Independent Registered Public Accounting Firm*
(p)(1)	Subscription Agreement for Initial Seed Capital, dated July 7, 2025(4)
(p)(2)	Subscription Agreement for Seed Contribution(3)
(r)(1)	Joint Code of Ethics of the Fund and Monroe Capital BDC Advisors, LLC(2)
(s)(1)	Powers of Attorney(4)
(s)(2)	Calculation of Filing Fee Tables(2)
99.1	Advisory Fee Waiver Letter from Monroe Capital Management Advisors, LLC, dated July 7, 2025(4)
99.2	Advisory Fee Waiver Letter from Monroe Capital BDC Advisors, LLC(2)

^    Exhibits and/or schedules to this exhibit have been omitted in accordance with Item 601 of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and/or schedules to the SEC upon its request.
*    Filed herewith
(1)    Filed as an exhibit to the Registrant’s Current Report on Form 8-K (File No. 814-01919), filed on February 20, 2026, and incorporated by reference herein.
(2)    Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No.333-290835), filed on December 2, 2025.
(3)    Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No.333-290835), filed on November 7, 2025.
(4)    Incorporated by reference to the corresponding exhibit number to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No.333-290835), filed on October 10, 2025.
(5)    Incorporated by reference to Exhibit (k)(3) to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No.333-290835), filed on October 10, 2025.
(6)    Incorporated by reference to Exhibit (k)(5) to the Registrant’s Pre-Effective Registration Statement on Form N-2 (File No.333-290835), filed on October 10, 2025.
(7)    Incorporated by reference to the corresponding exhibit number to the Registrant’s Post-Effective Amendment No.1 on Form N-2 (File No.333-290835), filed on December 12, 2025.
(8)    Incorporated by reference to the corresponding exhibit number to the Registrant’s Post-Effective Amendment No.2 on Form N-2 (File No.333-290835), filed on February 24, 2026.
Item 26. Marketing Arrangements
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$138,100
FINRA filing fee	$150,500
Legal	$4,000,000
Printing	$150,000
Accounting	$100,000
Blue Sky Expenses	$138,000
Advertising and sales literature	$750,000
Due Diligence	$200,000
Miscellaneous fees and expenses	$1,000,000
Total	$6,626,600
Item 28. Persons Controlled By Or Under Common Control
The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Controlling Entity	Name of entity and place of jurisdiction	Nature of Control
Monroe Capital Enhanced Corporate Lending Fund	MLEND Financing SPV I LLC (Delaware)	Controlling entity owns 100% of equity
Item 29. Number Of Holders Of Securities
The following table sets forth the number of record holders of the Registrant’s common shares at November 30, 2025.

Title of Class	Number of Record Holders
Common shares of beneficial interest, $0.01 par value	2
Item 30. Indemnification
The information contained under the heading “Description of our Common Shares,” “Advisory Agreement and Administration Agreement” and “Plan of Distribution — Indemnification” in this Registration Statement is incorporated herein by reference.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant has obtained liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of MC Advisors
A description of any other business, profession, vocation or employment of a substantial nature in which Monroe Capital BDC Advisors, LLC, and each managing director, director or executive officer of Monroe Capital BDC Advisors, LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Monroe Capital BDC Advisors, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77229), and is incorporated herein by reference.
Item 32. Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:
(1)the Registrant;
(2)the transfer agent;
(3)the Custodian;
(4)the Adviser; and
(5)the Administrator.
Item 33. Management Services
Not Applicable.
Item 34. Undertakings
We hereby undertake:
(1)to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement
(i)to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;
(3)to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(5)that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii)free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(iii)the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(6)to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, the prospectus.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 12th day of March, 2026.

Monroe Capital Enhanced Corporate Lending Fund

By:	/s/ Zia Uddin
Name:	Zia Uddin
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Zia Uddin
Zia Uddin	Chief Executive Officer (Principal Executive Officer)	March 12, 2026

/s/ Christopher Lund
Christopher Lund	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 12, 2026

*
Theodore L. Koenig	Chair and Trustee	March 12, 2026

*
Thomas J. Allison	Trustee	March 12, 2026

*
Kenneth R. Buckman	Trustee	March 12, 2026

* By: /s/ Peter Gruszka
Peter Gruszka
as Agent or Attorney-in-Fact

March 12, 2026
The original powers of attorney authorizing Peter Gruszka and Karina Stahl to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit hereto.